

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2013

Via Email
James Benson
Chief Financial Officer
Akamai Technologies, Inc.
8 Cambridge Center
Cambridge, MA 02142

     Re: **Akamai Technologies, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed March 1, 2013
             Form 10-Q for the Quarterly Period Ended March 31, 2013
             Filed May 10, 2013
             File No. 000-27275

Dear Mr. Benson:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Patrick Gilmore

                    Patrick Gilmore
                    Accounting Branch Chief